April 26, 2011

BY EDGAR AND FEDEX

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:	Technology Research Corporation
Schedule TO-T
Filed on April 12, 2011
File No. 005-39762

Dear Mr. Orlic:

On behalf of Coleman Cable, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2011. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Schedule TO-T.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated April 20, 2011, relating to the Schedule TO-T. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Schedule TO

Comment No. 1

Please amend your schedule to provide the signature of Clearwater Acquisition I, Inc.

Response:

The Company has amended the Schedule TO-T to include the signature of Clearwater Acquisition I, Inc.

Mr. David L. Orlic

April 26, 2011

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 9

Comment No. 2

We note that you reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response:

The Company confirms its understanding that any entity to which it assigns the right to purchase shares in this offer must be included as a bidder in this offer. The Company further confirms its understanding that adding additional bidders may require the Company to disseminate additional offer materials and to extend the term of the offer.

Withdrawal Rights, page 12

Comment No. 3

You state that your determinations as to the form and validity of withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction. Similar language appears elsewhere in your offering documents.

Response:

The Company has revised the disclosure in the Offer to Purchase to indicate that security holders may challenge its determinations as to the form and validity of tenders and withdrawals in a court of competent jurisdiction.

Certain Information Concerning the Purchaser and Coleman, page 20

Comment No. 4

Please make the statements required by Item 1003(c)(3) and (4) with respect to the Purchaser and Coleman.

Response:

The Company believes that the following disclosure on page I-1 of the Offer to Purchase meets the requirements of Items 1003(c)(3) and 1003(c)(4) of Regulation M-A:

Mr. David L. Orlic

April 26, 2011

“None of the directors and officers of Coleman listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.”

The Company believes that the following disclosure on page I-5 of the Offer to Purchase meets the requirements of Items 1003(c)(3) and 1003(c)(4) of Regulation M-A:

“None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.”

Source and Amount of Funds, page 21

Comment No. 5

Please provide the disclosure required by Item 1007(d) and Item 1016(b) with respect to your credit facility.

Response:

The Company has revised the disclosure in the Offer to Purchase under “The Offer – 10. Source and Amount of Funds” to provide the disclosure required by Item 1007(d) and has filed the Company’s credit facility and its amendments as Exhibits (b)(1) – (b)(4) to the Schedule TO-T.

Representations and Warranties, page 32

Comment No. 6

We note your disclosure that the representations and warranties set forth in the merger agreement were made solely for purposes of that agreement and solely for the benefit of the contracting parties, and that investors are not third-party beneficiaries under the agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Please revise to remove any potential implication that the agreement does not constitute public

Mr. David L. Orlic

April 26, 2011

disclosure under the federal securities laws.

Response:

The Company has revised the disclosure in the Offer to Purchase under “The Offer – 14. The Merger Agreement; Other Agreements – Merger Agreement – Representations and Warranties” to remove any potential implication that the agreement does not constitute public disclosure under the federal securities laws.

Comment No. 7

We note your disclosure that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offer to purchase not misleading.

Response:

The Company represents that it will consider whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading. The Company has revised the disclosure in the Offer to Purchase under “The Offer – 14. The Merger Agreement; Other Agreements – Merger Agreement – Representations and Warranties” to include the following:

“Coleman will provide additional disclosure in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement (including the representations and warranties) and will update such disclosure as required by federal securities laws.”

Miscellaneous, page 40

Comment No. 8

You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.

Mr. David L. Orlic

April 26, 2011

Response:

The Company has revised the disclosure on page 40 of the Offer to Purchase under the first paragraph of “The Offer – 18. Miscellaneous” to read as follows:

“The Offer is being made to all holders of Shares other than Coleman, the Purchaser and their affiliates. Coleman is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Coleman becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, Coleman cannot comply with the statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

*                *                *

Mr. David L. Orlic

April 26, 2011

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5257.

Respectfully submitted,

James J. Junewicz

Enclosure

cc:	G. Gary Yetman
Richard N. Burger
David A. Sakowitz